CAPITAL ALLIANCE GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cag-global.com

Web: www.cag-global.com : www.cibt.edu www.cibtcorp.com www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

November 13, 2007

US OTC.BB: CPTPF

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S

CAG Reports Financings to Raise up to $12 Million

Capital Alliance Group Inc. (TSX-V: CPT, US OCT.BB: CPTPF) reports that it has negotiated a brokered and non-brokered private placement to raise gross proceeds of up to $7 million, and has also approved a non-binding term sheet for a non-brokered $5 million debt financing with a US based institutional investor.

The brokered and non-brokered equity private placements will consist of units (the “Unit”) offered at $1.90 per Unit. Each Unit will consist of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase one common share at a price of $2.25 each for a period of two years.  If the company’s shares trade at a price of $3.38 or higher for 120 consecutive trading days, then at the company’s election any unexercised warrants will automatically expire on the 30th day following the delivery of written notice.

In connection with the brokered private placement, Canaccord Capital Corporation (“Canaccord”) will be paid a cash commission equal to 7% of gross proceeds raised from purchasers introduced by Canaccord, and agent’s warrants equal to 15% of the Units sold to purchasers introduced by Canaccord.  Each agent’s warrant will be exercisable, for a period of two years, into one common share at an exercise price of $1.90 in year one, and $2.25 in year two. The company will also pay certain expenses incurred by Canaccord in connection with the offering.

Capital Alliance Group has also signed a non-binding term sheet with a US based institutional investor on a C$5 million debt financing with detachable share purchase warrants.  The loan will bear an 8% annual interest rate, and the warrant will entitle the investor to purchase C$5 million worth of common shares of the company at C$2.15 during years 1 and 2, C$2.45 in year 3, and C$3 in year 4.

The securities issued under these private placements will be subject to a hold period of four months from their respective closing dates.  The private placements are subject to receipt of TSX Venture Exchange acceptance.

The capital raised will be utilized to finance a recently announced acquisition and for working capital.  As of September 30th 2007, the company had cash holdings of approximately $15.5 million.

About Capital Alliance Group Inc.:

Capital Alliance Group, headquartered in Vancouver, British Columbia, Canada is an education management company with diversified investments and operations internationally.  Founded in 1986, the company currently has offices in Mainland China and Canada.  Capital Alliance Group has brought together a team of professionals with extensive practical experience in building world-class organizations in both the old and new economy. With a long track record of success in the international business arena, Capital Alliance Group’s team has both the depth and breadth of management expertise to assist its subsidiary companies in all phases of their growth.

Capital Alliance Group Inc.

“Toby Chu”

Toby Chu

President & C.E.O.

Investor Relations Contact: Mr. James Neil * N. America Toll Free: 1-888-865-0901 Ext.322 * Email: info@cag-global.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.